Exhibit 107

 CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Shares to be Registered(1)	Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(3)
Primary Offering:
Common Stock, par value $0.001 per share	20,000,000	$0.75	(2)	$15,000,000.00	$2,296,50
Common stock, par value $0.001 per share, held by Selling Shareholders (2)	3,323,559	$0.75	(2)	$2,492,669.25	$381.38
Common stock issuable upon exercise of warrants issued)	2,365,063	$0.305		$721,344.22	$110.37

Total	25,688,622			$18,214,013.47	$2,788.25

(1)	Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is also registering an indeterminate number of additional shares of common stock, par value $0.001 per share (the “Common Stock”), that may become issuable as a result of any stock dividend, stock split, recapitalisation or other similar transaction.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act, based upon the average of the high and low selling prices of the Common Stock on April 10, 2025, as reported on The Nasdaq Global Market.

(3)	Calculated by multiplying the proposed maximum aggregate offering price of securities to be registered by 0.00015310.

(5)	Calculated by number of outstanding warrants by the maximum exercise price of $0.305 for those warrants held by certain Selling Shareholders.